Exhibit 99.2

QIWI Board of Directors recommends Andrey Protopopov for the position of the CEO of QIWI

NICOSIA, CYPRUS – March 30, 2021 – QIWI plc (NASDAQ: QIWI; MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced that the board of directors of the Company has recommended that Mr. Andrey Protopopov, a member of the QIWI management team since 2013 and currently the Chief Executive Officer of Payment Services Segment, be appointed as the Chief Executive Officer of QIWI Group. The recommendation follows the completion of a succession planning process which commenced at the time of resignation of our ex-CEO, founder and majority shareholder Sergey Solonin. Mr. Boris Kim, who has served as our CEO since January 15, 2020, intends to resign from his position with effect from the date of the annual general meeting anticipated to take place in June 2021, and it is anticipated that Mr. Protopopov’s appointment will become effective from the same date.

Mr. Protopopov has long played a vital role at QIWI, in particular its product development function. Prior to his current position as the Chief Executive Officer of Payment Services Segment, Mr. Protopopov has served as Head of IT and Product from June 2015 to August 2019 and Head of Product Management from September 2013 to June 2015. Mr. Protopopov has over 12 years of commercial and product managing experience. Before joining QIWI, Mr. Protopopov worked at Procter & Gamble for 12 years, holding numerous positions in market strategy and planning as well as business development.

Mr. Sergey Solonin, chairman of the board of directors, commented: “Andrey has done a tremendous job during his eight years with the Company, and I am very enthusiastic about him serving at the helm of our Company and the directions he will take it in. As a founder and long-running ex-CEO of QIWI myself, I am confident that Andrey has the drive and the vision to position QIWI for continued success. His appointment comes after a thorough and careful succession planning process, spearheaded by the Board and Boris Kim himself. We are grateful to Boris for leading the Company through the unprecedented challenges of 2020 amid the global pandemic. Under Boris’s leadership, QIWI has become a leaner, more focused business through several strategic transactions and restructurings. Boris has also been instrumental in helping execute on our strategic vision of transforming QIWI into a management-driven business that is no longer dependent on its founder team to thrive.”

Boris Kim stated: “It has been an honor and a privilege for me to lead QIWI through this transformative period, and I am proud of what our team has been able to achieve under the unprecedented circumstances of 2020. I would like to thank every single member of the QIWI family for their perseverance, commitment and dedication everyone has demonstrated during this time, despite facing extraordinary challenges both personally and professionally. I am also tremendously grateful for being able to leave the Company in hands as capable as Andrey’s, who has been at the frontier of our development for almost a decade and has been a close and reliable associate for Sergey and me throughout all these years. I couldn’t be more confident in his managerial skills, and the quality of the team that will be supporting him.”

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels, and offers its customer and B2B partners a suite of other financial services. It has deployed over 18.1 million virtual wallets, over 113,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 135 billion cash and electronic payments monthly connecting over 31 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

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